20008511

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Ave.
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd.	Miami	Florida	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Esteban Endere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP Securities, LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ROURE
Notary Public - State of Florida
Commission # GG 041937
My Comm. Expires Oct 25, 2020

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACP SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

ACP SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
SUPPLEMENTARY INFORMATION	12
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II: Statement on Exemption from the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III: Statement on Exemption Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule IV: Statement of Changes in Liabilities Subordinated to Claims of General Creditors	16
Report of Independent Registered Public Accounting Firm	17
Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5	18

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of ACP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACP Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACP Securities, LLC's management. Our responsibility is to express an opinion on ACP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of ACP Securities, LLC's financial statements. The supplemental information is the responsibility of ACP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as ACP Securities, LLC's auditor since 2010.

Miami, Florida

February 24, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets		
Cash and cash equivalents	$ 73,355	
Deposit with clearing broker	100,000	
Accounts receivable-clearing broker	1,183,858	
Other receivable-clearing broker	229,998	
Furniture and equipment, net of accumulated depreciation of $77,135	8,744	
Security deposit on office lease	20,140	
Other assets	68,376	
Total Assets		$ 1,684,471
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 459,198	
Payable to clearing broker	724,248	
Liabilities subordinated to claims of general creditors	500,000	
Total Liabilities		1,683,446
Member's Equity		1,025
Total Liabilities and Member's Equity		$ 1,684,471

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Commissions	$ 4,364,005	
Realized gain from investment and trading securities	5,138	
Expense sharing reimbursement	28,000	
Interest income	42,984	
Total Revenues		4,440,127
Expenses		
Salaries and related costs	3,708,382	
Clearing costs	242,229	
Professional fees	168,315	
Communications and market data	156,600	
Interest expense	74,699	
Occupancy expense	171,615	
Other operating expenses	101,022	
Regulatory fees	25,598	
Depreciation	5,755	
Total Expenses		4,654,215
Net Loss		$ (214,088)

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance – January 1, 2019	$ 215,113	
Net loss	(214,088)	
Balance – December 31, 2019		$ 1,025

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net loss		$ (214,088)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,755	
Changes in operating assets:		
Increase in accounts receivable-clearing broker	(776,176)	
Decrease in marketable securities	1,008,364	
Increase in other receivable-clearing broker	(229,998)	
Decrease in money market fund	6,647	
Increase in other assets	(55,352)	
Increase in accounts payable and accrued expenses	105,660	
Increase in payable to clearing broker	10,670	
Total Adjustments		168,570
Net Cash Used In Operating Activities		(45,518)
Net Decrease In Cash and Cash Equivalents		(45,518)
Cash and Cash Equivalents – Beginning		118,873
Cash and Cash Equivalents – Ending		$ 73,355
Supplemental Disclosure of Cash Flow Information:		
Cash payments for interest		$ 68,850

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade-date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 with the clearing broker.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2019.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of furniture and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized. When furniture and equipment are replaced, retired, or otherwise disposed of, the cost of such assets and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

Cash and Cash Equivalents

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

institution. At December 31, 2019, the Company had no cash balances in excess of federally insured limits. Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asssets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly, has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2019 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2019.

Income Taxes

No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2019.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. The trade date is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes existing guidance on accounting for leases. This standard update intends to increase transparency and improve comparability by requiring entities to recognize assets and liabilities on the balance sheet or statement of financial condition for all leases, with certain exceptions. In addition, through improved disclosure requirements, the standard update will enable users of financial statements to further understand the amount, timing, and uncertainty of cash flows arising from leases. This standard update allows for a modified retrospective application and is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. Entities are allowed to apply the modified retrospective approach (1) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment. The effective date of this standard is January 1, 2019, at which time the Company will adopt the standard using the modified retrospective approach with a cumulative-effect adjustment to retained earnings recorded at the beginning of the period of adoption. Therefore, upon adoption, the Company will recognize and measure leases without revising prior year comparative period information or disclosure. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply.

The Company's current operating lease portfolio is primarily comprised of one short-term office lease. Upon adoption of this standard, the Company expects to recognize a right-of-use asset and lease liability related to substantially all lease arrangements. The Company has completed our assessment of the transition practical expedients offered by the standard. These practical expedients lessen the transitional burden of implementing the standard update by not requiring a reassessment of certain conclusions reached under existing lease accounting guidance.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases (continued)

Accordingly, the Company will apply these practical expedients and will not reassess: 1) whether an expired or existing contract is a lease or contains an imbedded lease; 2) lease classification (i.e. operating or finance lease) of an expired or existing lease; 3) initial direct costs for an existing lease; and 4) whether an existing or expired land easement is or contains a lease if it has not been accounted for as a lease. The Company determined the scope of impact of the standard update and the related data gathering. The Company also evaluated and implemented changes to the process and internal controls to meet the standard update's accounting, reporting, and disclosure requirements. The Company has completed the evaluation of the standard update and determined the effect on the results of operations was not significant.

Short-Term Leases

A short-term lease is a lease that, at commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that we are reasonably certain to exercise. We have elected to adopt an exemption from the recognition and measurement requirements of Financial Accounting Standard Board ASC 842 for short-term leases. No right-of-use asset or lease liability is recognized in the statement of financial condition for these leases and we recognize the lease payments as lease cost on a straight-line basis over the lease term.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2019, the Company's net capital was $378,210 which was $278,210 in excess of its required net capital of $100,000. At December 31, 2019, the Company's net capital ratio to aggregate indebtedness was 3.13 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, deposit with clearing broker, accounts receivable, money market accounts, other assets, payable to clearing broker, accounts payable and accrued expenses, liabilities subordinated to claims of general creditors approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 4. FAIR VALUE MEASUREMENTS *(continued)*

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based onmarket data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2019, the Company did not own any securities.

NOTE 5. FURNITURE AND EQUIPMENT, NET

	Estimated Useful Lives (Years)	
Furniture and equipment	5-7	$ 85,879
Less: accumulated depreciation		77,135
Furniture and equipment, net		$ 8,744

Depreciation expense amounted to $5,755 for the year ended December 31, 2019.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company entered into a new lease during 2015 for its office space in Miami, Florida. Future minimum rentals under this lease and the renewed lease, not including possible increases for operating expenses, are approximately as follows:

2020	$ 24,000
Total Future Minimum Rental Commitments	$ 24,000

Rent expense for the year ended December 31, 2019 amounted to $171,615, including employee parking and sales tax.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2020, the date the financial statements were available to be issued. On January 2, 2020, the Company entered into an office lease agreement for 5 years for a total base rent of approximately $1,173,000 over the term of the lease. It is anticipated the lease will commence in the second quarter of 2020 upon completion of the tenant improvements. There have been no other subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. On August 2, 2018, FINRA approved a $500,000 conversion of the loan to equity, leaving a subordinated loan balance of $500,000. This loan bears interest at 7% per annum and matures August 18, 2020 with a rollover provision. Quarterly payments of interest are made to its parent company.

NOTE 9. RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $5,000 per month which decreased to $1,000 per month beginning May 2019. During the year ended December 31, 2019, the Company received $28,000 under this agreement.

ACP SECURITIES, LLC

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

ACP SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Member's Equity		$ 1,025
Add: Liabilities subordinated to claims of general creditors		500,000
Total Capital and Allowable Liabilities		501,025
Less: Non-Allowable Assets		120,258
Other deductions and/or charges		30
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Other securities	2,527	
		2,527
Net Capital		378,210
Net Capital Required – Greater of $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital (net capital less net capital required)		$ 278,210
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 258,210
Aggregate Indebtedness		$ 1,183,446
Ratio: Aggregate Indebtedness to Net Capital		3.13

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2019, and the above calculation.

ACP SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2019.

ACP SECURITIES, LLC

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2019.

ACP SECURITIES, LLC

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, Beginning of year	$ 500,000
Additions	-
Decreases	-
Balance, End of year	$ 500,000

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ACP Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) ACP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) ACP Securities, LLC stated that ACP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ACP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 24, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 600
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

ACP Securities, LLC

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5

We as members of management of ACP Securites, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

ACP Securities, LLC

I, Esteban Endere, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Member

Date: February 24, 2020